James R. Tanenbaum
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104   June 3, 2010

        RE: Medley Capital BDC LLC
                File Nos.: 814-818; 333-166491

Dear Mr. Tanenbaum:

        We have the following comments on the registration statement on Form N-2 filed
on May 3, 2010, by Medley Capital BDC LLC (the "Company") to register common
shares of the Company. The Company has filed an election to be regulated as a business
development company ("BDC") under the Investment Company Act of 1940 (the "1940
Act"). Page numbers that are cited refer to the EDGAR printout of the registration
statement.

        General

  1.   Whenever a comment is made with respect to disclosure in one location of the
        filing, it applies to similar disclosure found elsewhere.

  2.   Certain items of disclosure were omitted from the registration statement. We
        may have comments on such items when they are included in a pre-effective
        amendment to the registration statement.

        Prospectus

  3.   Cover—Please make prominent the statement that the Company has no history
        of public trading. *See* Item 1.1.i. of Form N-2.

  4.   Cover—Disclose here that purchasers in the initial offering will experience
        immediate dilution. Include a cross-reference to that section of the prospectus
        that discusses the dilutive effect of the offering on immediate purchasers.

  5.   The disclaimer after the Table of Contents should state that the Company will
        update the prospectus to reflect any material changes.

  6.   Summary—This section is much too long. *See* Guide 7 to Form N-2, which
        describes the contents of a synopsis. In addition, the whole summary section

should follow "The Offering" on page 29 and the fee table. *See* General Instructions to Form N-2, which state that charts and graphs may not precede financial highlights (Item 4).

7. Medley Capital BDC LLC (page ii)—The first paragraph in this section states that the Company "expects to deliver a targeted total return to investors on average of 15% over time." This statement implies a guaranteed return. Either delete the statement or revise it to reflect the high risks associated with this investment.

8. Summary of Formation Transaction (page 7)—

    a) Explain in your response the accounting treatment to be accorded the Company's wholly owned subsidiaries. For example, inform the staff whether the subsidiaries' financial statements will be consolidated with those of the Company.

    b) After certain of the formation transactions, MOF LTD and MOF LP (the "private affiliated funds") will own "membership" interests in Medley Capital BDC LLP. Once Medley Capital BDC LLP converts to a Delaware corporation (Medley Capital), will the private affiliated funds own equity interests in Medley Capital? If so, provide an estimate of the percentage equity ownership they are expected to own after the public offering. In your response explain how the membership interests transferred to the private affiliated funds will be valued and how those interests will be converted into shares of the Company.

    c) Please provide an analysis of the formation transactions under Section 57 of the 1940 Act; include a discussion of whether an exemption from the provisions of this section is necessary.

    d) The disclosure states that third party valuation firms will establish the value of the loan assets to be transferred ("Transfer Value") from the private affiliated funds to the Company. Please identify these firms and disclose the procedures to be used for valuing these assets. In addition, inform us in your response whether a properly constituted board (with a majority of non-interested members) will pass on the selection of the loan assets and their valuation.

    e) According to the disclosure in this section, the Transfer Value will be approved by the Company's board of directors. Please disclose that at the time of the approval, the composition of the board will be entirely of insiders, with no independent directors. The prospectus should characterize the credit quality of the loan assets that will be transferred to the Company and whether any of them ever resulted in defaults or bankruptcies. In your response, explain the protections that will ensure that the loan assets to be transferred to

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9. Conflicts of Interest (page 8)—The disclosure in this section implies that the Company may engage in certain co-investments with funds affiliated with the adviser and will seek SEC exemptive relief to permit more flexibility with the terms of such co-investments. Please revise this section to clarify that any co-investments between the Company and affiliated funds require SEC exemptive relief, which relief is not guaranteed.

10. The Offering—Investment Management Agreement (page 12)—The disclosure in this section states that the Company will seek SEC exemptive relief to pay 50% of the net after-tax incentive fee earned by the adviser in the form of shares of the Company's common stock. Please disclose that there is no precedent for such exemptive relief and, therefore, it is not certain that it will be granted.

11. The Offering—Trading at a Discount—Please provide a separate section disclosing the fact of, and the amount of, the dilutive effect of the offering on immediate purchasers. Explain in your response why the Company's NAV will reflect reductions for "offering expenses." Typically, the adviser pays offering expenses and the company pays organizational expenses.

12. The Offering—Include a summary of risks in this section.

13. Fees and Expenses

    a) Fee Table—Base Management Fees—The footnote states that the base management fee is based on "gross assets." The fee table line item must be shown as a percentage of "net assets." A footnote may provide an amount based on gross assets, but, if such a footnote is included, it should include a definition of "gross assets", representing that the term includes amounts that may be borrowed to make investments.

    b) Fee Table—Interest Payments on Borrowed Funds—The amount shown is "none." The amount should be based on an assumption of the amount expected to be borrowed by the Company, estimating borrowings and prevailing interest rates. A footnote may state that the actual number may be different from the amount shown in the fee table.

    c) Footnote 5 to the Fee Table states that the second component of the incentive fee will be payable at the end of each calendar year "or upon termination of the investment management agreement." Please disclose here and in the management section of the prospectus that this arrangement for realizing an incentive fee at termination of the contract would require SEC exemptive relief, which is not guaranteed.

d) Footnote 5 to the Fee Table states that the first part of the incentive fee will equal 20% of the excess of the net investment income that exceeds a hurdle rate. Please disclose that, since the hurdle rate is fixed, as interest rates rise, it will be easier for the adviser to surpass the hurdle rate and receive an incentive fee based on net investment income.

14. Risks—In the paragraph on investments in a single issuer (page 20), please disclose whether there is any limitation on the amount of assets that may be invested in any one portfolio company.

15. Risks—"Our portfolio companies may prepay loans…" (page 28)—The second sentence of this section states that while "it is not clear at this time when each loan may be called, some of these loans are to companies that are controlled by an affiliate of the Adviser." Clarify the meaning of this statement.

16. Risks—Follow-on Investments—Disclose that follow-on investments in portfolio companies will require SEC exemptive relief.

17. Risks—Ability to invest in public companies—Disclose how the Company will invest the 30% of its assets that do not need to be "qualifying" assets.

18. Risks—Incentive Fee/Speculative Investments—The disclosure states that under certain circumstances, "the use of leverage may increase the likelihood of default…" In your response, please explain the meaning of this statement.

19. The Company (page 44)—The first paragraph in this section states that the Company "will seek to deliver equity-like returns to our investors on investments with the risk profile of secured debt." Disclose how equity-like returns will be generated by investments in secured debt.

20. Portfolio Composition (page 45)—Please define "LTV."

21. Predictable Exit (page 46)—This paragraph describes the development of potential exit strategies. The disclosure does not appear to support the heading "predictable exit" since it describes the lack of M&A or public equity markets to deliver returns on investments.

22. Managerial Assistance (page 55)—This section states that the Company may receive fees for providing managerial assistance to portfolio companies and, out of these fees, it will reimburse the adviser for its allocated costs in providing such assistance. It is expected that the adviser will provide such managerial assistance on the Company's behalf to portfolio companies that request this assistance. In your esponse please address the issue of whether it is appropriate for the managers of business development companies to obtain fee income for providing managerial assistance. The legislative history of the Small Business Investment Incentive Act of 1980 indicates that it was the intent of Congress to

liberalize the treatment of venture capital investment companies to permit incentive compensation because of the managerial assistance such managers provided to small businesses. BDC managers were permitted to receive incentive compensation in the form of an incentive fee (for external managers) or stock options (in the case of internal managers) to bring their expertise to fledgling or foundering companies. Why is it appropriate for BDC managers or their affiliates to receive both incentive compensation (in the Company's case incentive fees against capital gains and investment income), as well as fees for providing the assistance that was the justification for the allowance of incentive compensation in the first place?

23. Portfolio Companies (page 56)—

    a) Please provide a detailed description of how the loan assets were valued.

    b) Provide supplementally an explanation of the determination of "fair value" in the table. For example, the senior secured term loan from Aurora Flight Sciences Inc. that matures at 9/27/10 has the same interest rate as the senior secured term loan from Timely Medical Innovations, LLC, which matures at 6/30/13, yet the latter is valued at par while the former is valued at a discount.

    c) With respect to the column "LTV" (loan to value), either delete this column or provide a context to explain its relevance to investors. Similarly, delete the paragraphs describing the weighted average LTV of the loan assets or explain the relevance of this concept.

24. Brief Description of Portfolio Company (page 59)—The paragraph under the table in this section states that the Company may be subject to restrictions regarding restructuring of investments "absent exemptive or other relief…" In your response, please describe the "other relief" contemplated.

25. Independent Directors (page 62)—At present, the Company's board of directors is not composed of a majority of non-interested members. Disclose if it is expected that the future board, a majority of whom will be non-interested, will vote on the transfers of loan assets to the Company and approve of their valuations.

26. Incentive Fee (page 71)—This paragraph states that the pre-incentive fee will involve a percentage taken against "net investment income" with net investment income defined to include interest income, dividend income, and any other income including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that are received from portfolio companies.

Footnotes in Investment Adviser Act Releases 996 and 721 (the "IA Releases") appear to permit fees taken against investment income, which is defined in the IA Releases as interest and dividend income. Please provide a supplemental memorandum to the staff discussing the following issues:

a) Explain why it is appropriate to include in "net investment income" amounts representing fee income.

b) The pre-incentive fee sets up a formula in which the adviser earns 100% of the pre-incentive fee when net investment income fits within the band of 2.00% and 2.5%. Explain why this formula does not lead to a conflict of interest whereby the adviser may be motivated to switch portfolio companies' income distributions among calendar quarters. Might not such a formula also provide an inducement for management to take inordinate risks with the capital requirements of the Company's portfolio companies over which it exercises a degree of control?

27. Examples of Quarterly Incentive Fee Calculation (page 72)—Footnote 3 in Example 1 shows that offering expenses are excluded from the calculation of the incentive fee. This seems to imply that offering expenses are expenses charged to the Company. Please confirm in your response that this assumption is correct and, if correct, why the Company will be paying the offering expenses.

28. Payment of Incentive Fee in Stock (page 75)—Unless you obtain assurance from the Division's Office of Applications that it will likely grant exemptive relief to permit the payment of stock for services, please delete all references to this concept.

29. Determination of Net Asset Value (page 78)—Please provide more robust disclosure of the Company's valuation procedures. Name the third-party valuation firms that will be assisting the adviser and board in valuing the assets and provide the standards such firms will be using.

The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Fund should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;
- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have questions regarding this comment letter or the filing, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel